Exhibit 12

THE STANLEY WORKS AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the six months ended June 28, 2008 and June 30, 2007 and fiscal years ended December 29, 2007,

December 30, 2006, December 31, 2005, January 1, 2005, and January 3, 2004

(Millions of Dollars)

	Six Months Ended		Fiscal Year
	2008	2007	2007	2006	2005	2004	2003
Earnings from continuing operations before income taxes and minority interest	$192.5	$201.6	$437.8	$352.6	$342.6	$311.7	$118.1
Add:
Interest expense	40.9	42.5	85.2	69.3	40.4	38.6	34.1
Portion of rents representative of interest factor	9.1	16.4	19.1	15.7	12.4	9.6	7.3

Income as adjusted	$242.5	$260.5	$542.1	$437.6	$395.4	$359.9	$159.5
Fixed charges:
Interest expense	40.9	42.5	$85.2	$69.3	$40.4	$38.6	$34.1
Portion of rents representative of interest factor	9.1	16.4	19.1	15.7	12.4	9.6	7.3

Fixed charges	$50.0	$58.9	$104.3	$85.0	$52.8	$48.2	$41.4

Ratio of earnings to fixed charges	4.9	4.4	5.2	5.1	7.5	7.5	3.9